UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*



                               Micrion Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   00059479P1
             ------------------------------------------------------
                                 (CUSIP Number)


                                 Mark V. Allred,
                         Acting Chief Financial Officer
                                   FEI Company
                            7451 NW Evergreen Parkway
                          Hillsboro, Oregon 97124-5830
                                 (503) 640-7500
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                December 3, 1998
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                         1 of 15

                                SCHEDULE 13D

CUSIP No. 00059479P1                                          Page 2 of 15 Pages


-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     FEI Company
     93-0621989
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [  ]
                                                                   (b) [  ]
-------------------------------------------------------------------------------
3    SEC USE ONLY


-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK, WC, OO
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                      [  ]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Oregon
-------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    810,805**
               ----------------------------------------------------------------
 NUMBER OF     8    SHARED VOTING POWER
  SHARES
BENEFICIALLY        219,847**
 OWNED BY      ----------------------------------------------------------------
  EACH         9    SOLE DISPOSITIVE POWER
REPORTING
 PERSON             810,805**
  WITH         ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    219,847**
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,030,652**
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     25.3%**
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
-------------------------------------------------------------------------------

        **Reporting Person disclaims beneficial ownership of all shares.

                                                                         2 of 15

Item 1.   Security and Issuer

     This Statement on Schedule 13D (this "Statement") relates to the common stock, no par value (the "Micrion Common Stock"), of Micrion Corporation, a Massachusetts corporation ("Micrion" or the "Issuer"). The principal executive offices of the Issuer are located at One Corporation Way, Peabody, Massachusetts 01960.


Item 2.   Identity and Background

     This Statement is being filed by FEI Company, an Oregon corporation ("FEI"). FEI is a leader in the design, manufacture and sale of products based on focused charged particle beam technology, including focused ion beam workstations, microscopes and components. The address of FEI's principal executive office is 7451 NW Evergreen Parkway, Hillsboro, Oregon 97124-5830.

     The name, business address, present principal occupation or employment and citizenship of each director and executive officer of FEI is set forth in
Schedule I hereto and is incorporated herein by reference.

     In addition to the persons set forth in Schedule I hereto, Koninklijke Philips Electronics N.V., a Netherlands corporation ("Philips"), owns, through its wholly owned subsidiary Philips Business Electronics International B.V., a Netherlands corporation ("PBE"), 54.7% of the FEI Common Stock. Philips acts as the holding company of the Philips group. The Philips group is engaged primarily in the manufacturing and distribution of electronic and electrical products, systems and equipment. The principal office and business address of Philips is Rembrandt Tower, Amstelplein 1, 1096 HA Amsterdam, The Netherlands. PBE manages the Business Electronics product division of Philips through a number of operating companies or business units. The principal office and business address of PBE is Building SX-4, P.O. Box 218, 5600 MD Eindhoven, The Netherlands. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of each of Philips and PBE is set forth in Schedule I hereto and is incorporated herein by reference.

     During the last five years, neither FEI, nor, to the knowledge of FEI, any of Philips, PBE or the persons listed on Schedule I hereto, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration

     As more fully described in Item 4 hereof, FEI has entered into the Micrion Option Agreement (as defined in Item 4 below) with Micrion. Pursuant to the Micrion Option

                                                                         3 of 15

Agreement, Micrion has, among other things, granted FEI an option to acquire shares of Micrion Common Stock as described below. If the conditions precedent were satisfied to permit FEI to exercise its option to purchase shares of Micrion Common Stock pursuant to the Micrion Option Agreement and FEI so exercised that option, FEI currently anticipates that funds for such exercise would be provided from general funds available to FEI and its affiliates and by borrowings from sources yet to be determined. However, pursuant to the terms of the Micrion Option Agreement, FEI can elect to receive a cash amount in lieu of purchasing shares.

     No funds were used in connection with entering into the Merger Agreement (as defined in Item 4 below) or the Micrion Option Agreement.


Item 4.   Purpose of Transaction

The Merger Agreement
--------------------

     On December 3, 1998, FEI, MC Acquisition Corporation, an Oregon corporation and a wholly owned subsidiary of FEI ("Merger Sub"), and Micrion entered into an Agreement and Plan of Merger (the "Merger Agreement"), whereby, subject to the conditions stated therein, Merger Sub will merge (the "Merger") with and into Micrion, and Micrion, as the surviving corporation, will become a wholly owned subsidiary of FEI. In the Merger, each share of Micrion Common Stock outstanding immediately prior to the effective time of the Merger will be converted automatically into the right to receive one share of FEI Common Stock and $6.00 in cash (or in certain limited circumstances, an equivalent value in shares of FEI Common Stock in lieu of cash, or lesser amount of cash if Micrion's total indebtedness exceeds specified limits) (the "Merger Consideration").

     The closing of the Merger will occur not later than the sixth business day following the date on which all conditions to the Merger contained in the Merger Agreement have been satisfied or, where permitted, waived or such other date as FEI and Micrion may agree. The closing of the Merger is conditioned upon approval of the stockholders of both FEI and Micrion as well as the receipt of all applicable regulatory approvals, including the expiration or termination of the waiting period prescribed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other customary conditions all as further described in the Merger Agreement.

     As a condition and inducement to FEI's willingness to enter into the Merger Agreement, FEI requested, and Micrion agreed to grant to FEI, an option to purchase a certain number of shares of Micrion Common Stock. Micrion granted FEI such an option pursuant to a 19.9% Stock Option Agreement dated as of December 3, 1998 (the "Micrion Option Agreement"), between Micrion, as grantor, and FEI, as grantee.

     The Merger Agreement contemplates that, effective upon the closing of the Merger, FEI will cause Nicholas P. Economou, President and Chief Executive Officer of Micrion, to be elected or appointed to the FEI Board.

                                                                         4 of 15

Micrion Option Agreement
------------------------

     Pursuant to the Micrion Option Agreement, Micrion granted FEI an option (the "Micrion Option") to purchase up to 810,805 shares of Micrion Common Stock at a cash purchase price per share equal to the value of the Merger Consideration (the "Exercise Price"); provided that in no event will the number of shares for which the Micrion Option is exercisable exceed 19.9% of the shares of Micrion Common Stock issued and outstanding at the time of exercise (without giving effect to the shares of Micrion Common Stock issued or issuable under the Micrion Option).

     In the event of any change in, or distribution in respect of, the outstanding shares of Micrion Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares or the like, the type (including, in the event of any merger or consolidation involving Micrion and any transaction involving a sale, transfer or other disposition of a majority of the assets or shares of capital stock of Micrion in which Micrion is not the surviving or continuing corporation, to provide that the Micrion Option will be exercisable for shares of common stock of the surviving or continuing corporation in such transaction) and number of shares of Micrion Common Stock purchasable upon exercise of the Micrion Option and the Exercise Price will be appropriately adjusted in such manner as will fully preserve the economic benefits contemplated by the Micrion Option Agreement. The Micrion Option is exercisable in whole or in part.

     The Micrion Option is exercisable at any time following the occurrence of a Triggering Event (defined below in this Item 4). The Micrion Option expires upon the occurrence of any of the following (each, an "Exercise Termination Event"):

     (1)  the effective time of the Merger;

     (2) the termination of the Merger Agreement other than a termination of the Merger Agreement resulting from a Triggering Event; or

     (3)  180 days after a Triggering Event.

     A "Triggering Event" includes any of the following:

     (1) The Merger Agreement is terminated by reason of the failure of the stockholders of Micrion to approve the Merger and the Merger Agreement at the stockholders meeting held for such purpose, and prior to such stockholders' meeting, a Takeover Proposal (as defined below in this Item 4) has been made to Micrion or any of its stockholders or any person has publicly announced an intention to make a Takeover Proposal;

     (2)  The Merger Agreement is terminated by FEI because

          (a) Micrion enters into a binding agreement for a Superior Proposal (as defined below in this Item 4) or the Micrion Board recommends a Superior Proposal or withdraws or adversely modifies its approval or

                                                                         5 of 15
               recommendation of the Merger Agreement or fails to reconfirm its recommendation of the Merger Agreement within five business days after a written request by FEI to do so;

          (b) Micrion, any of its subsidiaries or any of their Representatives (as defined in the Merger Agreement) takes any actions pursuant to clause (b), (c) or (d) of the no solicitation proviso set forth in Section 3.2 of the Merger Agreement, subject to certain exceptions; or

          (c) Micrion materially breaches the no solicitation provisions contained in Section 3.2 of the Merger Agreement; or

     (3)  The Merger Agreement is terminated by Micrion and

          (a) Micrion is not in material breach of any of its covenants contained in Sections 3.2, 3.4, 3.5 and 3.6 of the Merger Agreement;

          (b) the Micrion Board authorizes Micrion, subject to complying with the terms of the Merger Agreement, to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal and Micrion notifies FEI in writing that it intends to enter into such an agreement, attaching a summary of the material terms thereof;

          (c) FEI does not make, within five business days after receipt of Micrion's written notification of its intention to enter into a binding agreement for a Superior Proposal, an offer that the Micrion Board determines, in good faith consistent with its fiduciary obligations under applicable law after consultation with its financial advisors, is at least as favorable, taking into account, among other things, the long-term prospects and interests of Micrion and its stockholders, as the Superior Proposal; and

          (d) Micrion promptly, but in no event later than two business days after the date of such termination, pays to FEI in immediately available funds $3.5 million.

     "Takeover Proposal" means any proposal or offer with respect to a merger, reorganization, share exchange, consolidation or similar transaction involving, or any purchase of 10% or more of the assets or any class of equity securities of, Micrion or any of its subsidiaries.

     "Superior Proposal" means a transaction that the Micrion Board of Directors determines in good faith is superior to the transaction contemplated by the Merger Agreement, taking into account, among other things, the long term prospects and interests of Micrion and its stockholders.

                                                                         6 of 15

     At any time after a Triggering Event, FEI may elect, in lieu of purchasing the Micrion Common Stock under the Micrion Option Agreement, to receive from Micrion an amount in cash as set forth in the Micrion Option Agreement.

     If FEI desires to sell any of its shares of Micrion Common Stock within three years after the purchase of such shares pursuant to the Micrion Option Agreement, and such sale requires, in the opinion of counsel to FEI, registration of such shares under the Securities Act of 1933, as amended, Micrion is required to cooperate with FEI and any underwriters in registering such shares for resale. FEI may require up to two such registrations.

Voting Agreements
-----------------

     FEI has entered into Micrion Shareholder Voting Agreements, each dated December 3, 1998, with seven shareholders of Micrion (each a "Voting Agreement" and collectively, the "Voting Agreements") covering an aggregate of 219,847 shares of Micrion Common Stock. Each Micrion shareholder who is a party to a Voting Agreement has agreed to vote the shares it currently holds or any new shares it subsequently acquires (a) to approve and adopt the Merger Agreement and (b) against any proposal that would compete with or serve to interfere or inhibit the timely consummation of the Merger. Each shareholder has agreed not to deposit any shares in a voting trust or engage in any proxy solicitation or related activities. The Voting Agreements also restrict the shareholders' ability to voluntarily transfer, sell, offer, pledge or otherwise encumber any of the shares of Micrion Common Stock that they currently hold or subsequently acquire, which restriction will cease upon termination of the Voting Agreements.

     This Item 4 is qualified in its entirety by reference to the Micrion Option Agreement, the Merger Agreement and the Voting Agreements, which are filed as Exhibits 1, 2 and 3 hereto and are incorporated herein by reference.


Item 5.   Interest in Securities of the Issuer

     Neither FEI nor, to the best knowledge of FEI, any of Philips, PBE or the persons listed on Schedule I hereto, beneficially owns any shares of Micrion Common Stock other than as set forth herein or as listed on Schedule I hereto. Prior to the Micrion Option becoming exercisable and being exercised, FEI expressly disclaims beneficial ownership of the shares of Micrion Common Stock that are purchasable by FEI upon the Micrion Option becoming exercisable and being exercised and FEI expressly disclaims beneficial ownership of the shares of Micrion Common Stock subject to the Voting Agreements. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that FEI is the beneficial owner of the shares of Micrion Common Stock subject to the Micrion Option or the Voting Agreements for purposes of Section 13(d) or 16 of the Act or for any other purpose and such beneficial ownership is expressly disclaimed.

     (a) Pursuant to the Micrion Option, FEI has an option to purchase up to 810,805 shares of Micrion Common Stock at the Exercise Price; provided that in no event will the number of shares for which the Micrion Option is exercisable

                                                                         7 of 15
          exceed 19.9% of the shares of Micrion Common Stock issued and outstanding at the time of exercise (without giving effect to the shares of Micrion Common Stock issued or issuable under the Micrion Option). The Micrion Option becomes exercisable under certain conditions described in this Statement. Based on the number of outstanding shares of Micrion Common Stock on November 23, 1998, as represented by Micrion to FEI in the Merger Agreement, FEI would beneficially own up to 19.9% of the shares of Micrion Common Stock following exercise of the Micrion Option.

          FEI has entered into the Voting Agreements which cover an aggregate of 219,847 shares of Micrion Common Stock. Each Micrion shareholder who is a party to a Voting Agreement has agreed to vote the shares it currently holds or any new shares it subsequently acquires (a) to approve and adopt the Merger Agreement and (b) against any proposal that would compete with or serve to interfere or inhibit the timely consummation of the Merger. Each shareholder has agreed not to deposit any shares in a voting trust or engage in any proxy solicitation or related activities. The Voting Agreements also restrict the shareholders' ability to voluntarily transfer, sell, offer, pledge or otherwise encumber any of the shares of Micrion Common Stock that they currently hold or subsequently acquire, which restriction will cease upon termination of the Voting Agreements. Based on the number of outstanding shares of Micrion Common Stock on November 23, 1998, as represented by Micrion to FEI in the Merger Agreement, FEI may be deemed to beneficially own 5.4% of the shares of Micrion Common Stock as a result of entering into the Voting Agreements.

          This Item 5(a) is qualified in its entirety by reference to the Merger Agreement, the Micrion Option Agreement and the Voting Agreements, which are filed as Exhibits 1, 2 and 3 hereto and are incorporated herein by reference.

     (b) FEI would have sole voting and dispositive power with respect to any shares of Micrion Common Stock acquired upon exercise of the Micrion Option.

     (c) Except as described in Item 4 hereof, no transactions in the Micrion Common Stock were effected by FEI, or, to the best knowledge of FEI, any of Philips, PBE or the persons listed on Schedule I hereto, during the 60-day period preceding December 3, 1998.

     (d) Until the Micrion Option is exercised (if at all), FEI has no right to receive dividends from, or the proceeds from the sale of, the shares of Micrion Common Stock subject to the Micrion Option Agreement. If the Micrion Option is exercised by FEI, FEI or its designee, if any, would have the sole right to receive dividends on the shares of Micrion Common Stock acquired pursuant thereto.

                                                                         8 of 15

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Except as set forth in this Statement, to the best knowledge of FEI, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule I hereto, and between such persons and any person with respect to any securities of Micrion, including but not limited to, transfer or voting of any of the securities of Micrion, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of Micrion.


Item 7.   Material to Be Filed as Exhibits

     1. Agreement and Plan of Merger dated as of December 3, 1998 by and between FEI Company, MC Acquisition Corporation and Micrion Corporation. Incorporated by reference to Exhibit 2.1 to Micrion Corporation's Current Report on Form 8-K dated December 9, 1998.

     2. 19.9% Stock Option Agreement, dated as of December 3, 1998, between Micrion Corporation, as Issuer, and FEI Company, as Grantee. Incorporated by reference to Exhibit 99.1 to Micrion Corporation's Current Report on Form 8-K dated December 9, 1998.

     3. Form of Micrion Shareholder Voting Agreement, dated as of December 3, 1998, between FEI Company and certain stockholders of Micrion Corporation.

                                                                         9 of 15

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 11, 1998
                                       FEI COMPANY



                                       By: LYNNWOOD W. SWANSON
                                           -------------------------------------
                                           Lynwood W. Swanson
                                           Chairman of the Board

                                                                        10 of 15

                                   Schedule I
                                   ----------

                                   FEI Company
                                   -----------

     The name and present occupation of each director and executive officer of FEI Company are set forth below. The business address for each person listed below is c/o FEI Company, 7451 NW Evergreen Parkway, Hillsboro, Oregon 97124-5830. All of the executive officers and directors of FEI Company listed on this Schedule I are United States citizens except that persions whose names appear with an (*) are citizens of The Netherlands.

Name                                   Title
----                                   -----

Dr. Lynwood W. Swanson                 Chairman of the Board of Directors and
                                       Chief Scientist

Vahe Sarkissian                        President, Chief Executive Officer and
                                       Director

Karel D. van der Mast*                 Executive Vice President, Marketing,
                                       Technical Officer and Director

Robert H.J. Fastenau*                  Senior Vice President, Research and
                                       Development

Charles F. Lake                        Senior Vice President, Manufacturing

Joseph C. Robinson                     Senior Vice President, Sales
                                       (Semiconductor)

Bernd W.M. Volbert*                    Senior Vice President, Sales (Analytical)

Jim D. Higgs                           Senior Vice President, Human Resources

Mark V. Allred                         Acting Chief Financial Officer,
                                       Controller and Assistant Treasurer

Michel G. van Woesik*                  Treasurer and Assistant Secretary

Alfred B. Bok*                         Director
                                       Chief Executive Officer of Philips
                                       Business Electronics International B.V.

William E. Curran                      Director
                                       Senior Vice President, Chief Financial
                                       Officer and Director of Philips
                                       Electronics North America Corporation

                                                                        11 of 15

Theo J.H.J. Sonnemans*                 Director
                                       Chief Financial Officer of Philips
                                       Business Electronics International B.V.

Lloyd R. Swenson                       Director
                                       Retired President of Swenson Enterprises,
                                       Inc. and co-founder of FEI Company

Donald R. VanLuvanee                   Director
                                       President, Chief Executive Officer
                                       and Director of Electro Scientific
                                       Industries, Inc.


    Members of the Supervisory Board of Koninklijke Philips Electronics N.V.
                           (Royal Philips Electronics)
    ------------------------------------------------------------------------

     Unless otherwise indicated each person listed below is not employed, other than as a member of the Supervisory board, and thus no employer, employer's address or principal place of business of employer is listed. The business address for each person listed below is c/o Royal Philips Electronics, Rembrandt Tower, Amstelplein 1, 1096 HA Amsterdam, The Netherlands.

NAME:                                  F.A. MALJERS
Principal Occupation:                  Retired
Citizenship:                           The Netherlands

NAME:                                  A. LEYSEN
Principal Occupation:                  Retired
Citizenship:                           Belgium

NAME:                                  W. HILGER
Principal Occupation:                  Retired
Citizenship:                           Germany

NAME:                                  L.C. VAN WACHEM
Principal Occupation:                  Retired
Citizenship:                           The Netherlands

NAME:                                  C.J. OORT
Principal Occupation:                  Retired
Citizenship:                           The Netherlands

                                                                        12 of 15

NAME:                                  L. SCHWEITZER
Principal Occupation:                  Chairman and Chief Executive Officer of
                                       La regie nationale des usines Renault
Employer:                              La regie nationale des usines Renault
Employer's Address:                    34 Quai du Point du Jour
                                       BP 103 92109
                                       Boulogne Bilancourt
                                       Cedex, France
Principal Business of
Employer:                              Design, manufacture and sale of
                                       automobiles and related businesses
Citizenship:                           Swiss

NAME:                                  SIR RICHARD GREENBURRY
Principal Occupation:                  Chairman and Chief Executive of
                                       Marks & Spencer plc.
Employer:                              Marks & Spencer plc.
Employer's Address:                    Michael House
                                       47 Bakerstreet
                                       London W1A 1DN
                                       United Kingdom
Citizenship:                           United Kingdom

NAME:                                  IR. W. DE KLEUVER
Principal Occupation:                  Retired
Citizenship:                           The Netherlands


               Board of Management and Group Management Committee
                          of Royal Philips Electronics
               --------------------------------------------------

         Unless otherwise indicated, all of the members of the Board of Management and Group Management Committee are employed by Royal Philips Electronics. The business address for each person listed below is c/o Royal Philips Electronics, Rembrandt Tower, Amstelplein 1, 1096 HA Amsterdam, The Netherlands. The principal business of Royal Philips Electronics is the manufacture and distribution of electronic and electrical products, systems and equipment.

NAME:                                  C. BOONSTRA
Principal Occupation:                  President, Chairman of the Board of
                                       Management and the Group Management
                                       Committee
Citizenship:                           The Netherlands

NAME:                                  D.G. EUSTACE
Principal Occupation:                  Executive Vice President, Vice Chairman
                                       of the Board of Management and the Group
                                       Management Committee
Citizenship:                           United Kingdom and Canada

                                                                        13 of 15

NAME:                                  J.H.M. HOMMEN
Principal Occupation:                  Executive Vice-President, Chief Financial
                                       Officer and member of the Board of
                                       Management and the Group Management
                                       Committee
Citizenship:                           The Netherlands

NAME:                                  R. PIEPER
Principal Occupation:                  Executive Vice-President, Member of the
                                       Board of Management and the Group
                                       Management Committee
Citizenship:                           The Netherlands

NAME:                                  J. WHYBROW
Principal Occupation:                  Executive Vice President, Member of the
                                       Board of Management and the Group
                                       Management Committee and Chairman of the
                                       Lighting Division
Citizenship:                           United Kingdom

NAME:                                  A.H.A. VEENHOF
Principal Occupation:                  Member of the Group Management Committee
                                       and Chairman of the Domestic Appliances
                                       and Personal Care Division
Citizenship:                           The Netherlands

NAME:                                  Y.C. LO
Principal Occupation:                  Executive Vice President, Member of the
                                       Board of Management and the Group
                                       Management Committee and Chairman of the
                                       Components Division
Citizenship:                           Republic of China

NAME:                                  A.P.M. VAN DER POEL
Principal Occupation:                  Executive Vice President, Member of the
                                       Board of Management and the Group
                                       Management Committee and Chairman of the
                                       Semiconductors Division
Citizenship:                           The Netherlands

NAME:                                  A. BAAN
Principal Occupation:                  Executive Vice President, Member of the
                                       Board of Management and the Group
                                       Management Committee and Chairman of the
                                       Business Electronics Division
Citizenship:                           The Netherlands

NAME:                                  J.M. BARRELLA
Principal Occupation:                  Member of the Group Management Committee
                                       and Chairman of the Medical Systems
                                       Division
Citizenship:                           The Netherlands

                                                                        14 of 15

NAME:                                  K. BULTHUIS
Principal Occupation:                  Member of the Group Management Committee
                                       and Senior Managing Director of Corporate
                                       Research
Citizenship:                           The Netherlands

NAME:                                  A. WESTERLAKEN
Principal Occupation:                  Member of the Group Management Committee;
                                       General Secretary; Chief Legal Officer;
                                       Secretary to the Board of Management
Citizenship:                           The Netherlands

NAME:                                  N.J. BRUIJEL
Principal Occupation:                  Member of the Group Management Committee
                                       responsible for Corporate Human Resources
                                       Management
Citizenship:

NAME:                                  A.B. BOK
Principal Occupation:                  Member of the Group Management Committee;
                                       Chairman of the Business Electronics
                                       Division
Citizenship:                           The Netherlands

NAME:                                  J.P. OOSTERVELD
Principal Occupation:                  Member of the Group Management Committee;
                                       Senior Director of Corporate Strategy
Citizenship:                           The Netherlands


                   Directors and Executive Officers of Philips
                    Business Electronics International B.V.
                   -------------------------------------------

     Unless otherwise indicated, all of the directors and executive officers of Philips Business Electronics International B.V. are employed by Philips Business Electronics International B.V. The business address for each person listed below is c/o Philips Business Electronics International B.V., Building TQ III-2, P.O. Box 218, 5600 MD Eindhoven, The Netherlands. The principal business of Philips Business Electronics International B.V. is the managing of the Business Electronics Product division of Philips Electronics N.V. through a number of operating companies or business units.

NAME:                                  A.B. BOK
Principal Occupation:                  CEO and President of
                                       Philips Business Electronics
                                       International B.V.
Citizenship:                           The Netherlands

NAME:                                  T.J.H. SONNEMANS
Principal Occupation:                  CFO and Vice-President of
                                       Philips Business Electronics
                                       International B.V.
Citizenship:                           The Netherlands

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
                                  EXHIBIT INDEX

                                                                      Sequential
Exhibit No.    Description                                             Page No.
-----------    -----------                                            ----------

    1 Agreement and Plan of Merger dated as of December 3, 1998 by and between FEI Company, MC Acquisition Corporation and Micrion Corporation. Incorporated by reference to Exhibit 2.1 to Micrion Corporation's Current Report on Form 8-K dated December 9, 1998.

    2 19.9% Stock Option Agreement, dated as of December 3, 1998, between Micrion Corporation, as Issuer, and FEI Company, as Grantee. Incorporated by reference to Exhibit 99.1 to Micrion Corporation's Current Report on Form 8-K dated December 9, 1998.

    3 Form of Micrion Shareholder Voting Agreement, dated as of December 3, 1998, between FEI Company and certain stockholders of Micrion Corporation.